January 29, 2025

Kam Choy Ho
Chief Executive Officer
TMD Energy Ltd
B-10-06, Block B, Plaza Mont Kiara
No. 2, Jalan Kiara, Mont Kiara
50480 Kuala Lumpur
Wilayah Persekutuan, West Malaysia

       Re: TMD Energy Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed January 10, 2025
           File No. 333-283704
Dear Kam Choy Ho:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 6, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1
Management, page 103

1. Please update your compensation disclosure to include the most recently completed fiscal year. Refer to Item 6.B of Form 20-F.
Cayman Islands Taxation, page 136

2. We note your revised disclosure in response to comment 3. Please revise your prospectus disclosure to state that the disclosure in the section "Cayman Islands
       Taxation" constitutes the opinion of Cayman Islands counsel, Ogier. Please also revise
       Exhibit 5.1 to consent to the reference to your firm in this section of the prospectus.
 January 29, 2025
Page 2

Unaudited Condensed and Consolidated Statements of Cash Flows For the Six Months Ended
June 30, 2024 and 2023, page F-31

3. We note your response to prior comment 2 and the revised amounts in your statement of cash flows for the six month period ended June 30, 2024. Please provide us with a rollforward of the related party payables account from the beginning balance to ending balance showing borrowings, payments and the $5.3 million non-cash item.
       Also reconcile such activity to the $.24 million decrease in related party payables in you statement of cash flows. In addition, tell us why the effect of foreign currency translation on cash and cash equivalents changed from $.86 million to ($4.5) million.
       Lastly, revise your disclosure to comply with ASC 250-10-50-7.
       Please contact Robert Shapiro at 202-551-3273 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services